Consent of Independent Registered Public Accounting Firm

Management of the Trust’s Sponsor

GraniteShares Gold Trust

We consent to the incorporation by reference in the registration statement (No. 333-225431) on Form 10-K of GraniteShares Gold Trust of our report dated August 30, 2018, with respect to the statement of assets and liabilities of GraniteShares Gold Trust, including the schedule of investments, as of June 30, 2018, and the related statements of operations and changes in net assets for the period from August 24, 2017 to June 30, 2018, and the related notes (collectively, the “financial statements”) and financial highlights for the period from August 24, 2017 to June 30, 2018, which report appears in the June 30, 2018 annual report on Form 10-K of GraniteShares Gold Trust.

/s/ KPMG LLP

New York, New York

August 30, 2018